Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (U646)

Offering Period: May 1, 2012—May 30, 2012

2 Year Contingent Coupon Buffered Notes Linked to the Russell 2000® Index

Return Profile

•	2 year Contingent Coupon Buffered Notes linked to the performance of the Russell 2000® Index.
•	For each Contingent Interest Period during which a Contingent Coupon Knock-In Event does not occur, contingent interest will be paid in arrears in respect of such Contingent Interest Period at a Contingent Interest Rate that is expected to be between [9.50-10.50]% per annum (to be determined on the Trade Date), calculated on a 30/360 basis.
•	For each Contingent Interest Period during which a Contingent Coupon Knock-In Event occurs, no contingent interest will be paid in respect of such Contingent Interest Period.
•	If the Final Level is less than the Initial Level by not more than the Buffer Amount, then the investor will be entitled to receive the principal amount at maturity.
•	If the Final Level is less than the Initial Level by more than the Buffer Amount, then the investor will lose 1% for every 1% decline in the Underlying beyond the Buffer Amount.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Terms & Knock-In Event

Issuer:	Credit Suisse AG ("Credit Suisse"), Nassau Branch.
Trade Date:	Expected to be May 31, 2012.
Settlement Date:	Expected to be June 5, 2012.
Underlying:	The Russell 2000® Index
Contingent Interest Rate:	Expected to be [9.50-10.50%] per annum (to be determined on the Trade Date) payable in arrears for each Contingent Interest Period during which a Contingent Coupon Knock-In Event does not occur. For each Contingent Interest Period during which a Contingent Coupon Knock-In Event occurs, no contingent interest will be paid for such Contingent Interest Period.
Contingent Interest Periods:	There are four semi-annual Contingent Interest Periods. The first Contingent Interest Period will be from but excluding the Trade Date to and including the first Contingent Interest Payment Date. Each subsequent Contingent Interest Period will be from but excluding a Contingent Interest Payment Date to and including the next following Contingent Interest Payment Date.
Observation Dates:	November 30, 2012, May 31, 2013, December 2, 2013, and the Valuation Date.
Contingent Interest Payment Dates:	December 5, 2012, June 5, 2013, December 5, 2013, and the Maturity Date.
Buffer Amount:	Expected to be 15% (to be determined on the Trade Date).
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Redemption Amount:	For each $1,000 principal amount of securities, $1,000 multiplied by the sum of 1 plus the Underlying Return.
Underlying Return:	The Underlying Return will be calculated as follows: (a) if the Final Level is equal to or greater than the Initial Level, zero; (b) if the Final Level is less than the Initial Level by not more than the Buffer Amount, zero; and (c) if the Final Level is less than the Initial Level by more than the Buffer Amount, [(Final Level – Initial Level)/Initial Level] + Buffer Amount.
Contingent Coupon Knock-In Event:	For each Contingent Interest Period, a Contingent Coupon Knock-In Event occurs if, on the Observation Date included in such Contingent Interest Period, the closing level of the Underlying is less than the Contingent Coupon Knock-In Level.
Contingent Coupon Knock-In Level:	Approximately 100% of the Initial Level (to be determined on the Trade Date).
Valuation Date:	June 2, 2014
Maturity Date:	June 5, 2014
CUSIP:	22546TSU6

Benefits

•	Offers above-market interest payment versus ordinary fixed income investments.
•	Reduced downside risk due to a 15% hard buffer.

Hypothetical Returns at Maturity

Percentage Change in Underlying Level	Underlying Return	Redemption Amount per $1,000 Principal Amount (1)(2)
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-15%	0%	$1,000
-20%	-20%	$900
-30%	-30%	$800
-40%	-40%	$700
-50%	-50%	$600
(1)	Does not include any potential contingent interest payments on the securities, the maximum amount payable for which is expected to be between [$190.00-$210.00] (to be determined on the Trade Date) per $1,000 principal amount of securities, assuming a Contingent Coupon Knock-In Event does not occur during any Contingent Interest Period. For each Contingent Interest Period during which a Contingent Coupon Knock-In Event occurs, there will be no contingent interest payment in respect of such Contingent Interest Period.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks

•	Investment may result in a loss of up to 85% of principal.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	For each Contingent Interest Period during which a Contingent Coupon Knock-In Event occurs, the investor will not receive any contingent interest payment in respect of such Contingent Interest Period. Therefore, it is possible to receive no contingent interest payments from this investment.
•	The securities will not pay more than the principal amount, plus accrued and unpaid contingent interest, if any, at maturity.
(See “Additional Risk Considerations” on the next page.)

Product Summary
Horizon (years)	2 years
Principal Repayment	Principal at Risk
Investment Objective	Income
Market Outlook	Neutral

FINANCIAL PRODUCTS FACT SHEET (U646)

Offering Period: May 1, 2012—May 30, 2012

2 Year Contingent Coupon Buffered Notes

Additional Risk Considerations

  Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
  Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
  Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
  As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated May 1, 2012, Underlying Supplement dated March 23, 2012, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:
http://www.sec.gov/Archives/edgar/data/1053092/000095010312002319/dp30352_424b2-u646.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.